Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-07

Silver North Options GDR Silver Project, Silvertip-Midway District, Yukon

•Three strategic claim groups located in Silvertip-Midway District

•One claim group (Veronica) adjacent to Silver North’s Tim Property

Vancouver, BC, May 14, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that it has completed an option agreement with three prospectors who hold the GDR Project in southern Yukon. The GDR Project consists of three claim groups totalling 150 claims in the Silvertip-Midway District and in the vicinity of Silver North’s Tim Silver Property which is under option to Coeur Mining, Inc. (“Coeur”). The GDR Project claims cover geology prospective for Carbonate Replacement Deposits (“CRD”) similar to that being explored at Tim and at Coeur’s nearby Silvertip Mine Project.

“The GDR acquisition represents a strategic move to acquire additional ground prospective for high grade CRD silver mineralization in this under-explored district,” stated Jason Weber, P.Geo., President and CEO of Silver North. “Despite the early-stage nature of these properties, all three have favourable characteristics for CRD mineralization. In particular, the Veronica claim group has a strong, unexplained multielement soil geochemical anomaly just west of our Tim Property. This complements the Tim Property nicely and gives Silver North access to more of the prospective stratigraphy in this district.”

Under the terms of the agreement, Silver North will make staged cash payments totalling $102,000 over four years ($6,000 payable on the Closing Date defined as being 5 business days following the TSX Venture Exchange’s approval) and staged share payments totalling 1,560,000 common shares over four years (180,000 shares on the Closing Date) to earn a 100% interest in the GDR Project, subject to a Net Smelter Return (NSR) royalty of 2.4% (0.9% of which can be purchased for $2 million).

GDR Silver Project

The three properties comprising the GDR Project (Veronica, MR, and MFW claim groups) are road and trail accessible with excellent potential for high-grade Ag-Zn-Pb CRD mineralization similar to the nearby Silvertip mine project owned by Coeur. The project claims have Ag-Pb-Zn showings and multi-element soil geochemical anomalies underlain by Paleozoic limestone, in a similar geological setting to CRD mineralization at Silvertip.

Veronica is located 11 km by road north of Silvertip and within 2km of Silver North’s Tim project. MR and MFW are located a further 10km and 17km north, and north of the Alaska Highway.

At Veronica a multi-element soil anomaly has been defined over an area 450 by 450 m and is open to the east with values that range from 0.3 - 31.1 ppm Ag, 60 - 3100 ppm Pb, and 50 - 612 ppm Zn. This new anomaly has not been trenched, drilled or explained by prospecting and presents a compelling target for exploration follow up. Limestone and quartzite outcrop in the area.

Further south on the Veronica property and along the Yukon border, high Ag, Pb and Zn values in soils are associated with quartz veins cutting Paleozoic shales. Soil values range from 0.1 - 8.67 ppm Ag, 28 - 2780 ppm Pb, 25 - 2500 ppm Zn, and have not been explained.

The nearby Stollery barite prospect has had historic soils sampling and cat trenching and may represent a sedex Zn-Pb-Ag-barite environment.

400000
450000
6700000
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Yukon
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MFW
MR
Alaska
Highway
Veronica
Tim (Silver North/Coeur)
Yukon Territory
British Columbia
Silvertip (Coeur)
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5
10
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Silver North Resources Ltd.
Veronica, MFW and MR
Claims Plan Map

The MFW property covers a discontinuous 1500 m-long Ag-Pb-Zn soil anomaly that remains unexplained. Confirmation sampling within the anomaly conducted in 2016 returned 14 of 61 soil samples with >2.0 ppm Ag, with a high of 17.95 ppm Ag, 348 ppm Pb, 1060 ppm Zn, 143.5 ppm As and 10.65 ppm Sb. The anomalous elements are suggestive of a potential CRD style mineralized source. Nearby outcrops consist of limestone and quartzite.

The MR property covers a number of historic trenches excavated to explore a series of carbonate-hosted, zinc-oxide prospects. The best results include: 20m of 5.05% Zn, 1.97% Pb and 3.4 ppm Ag and 1.5m of 8.8% Pb and 51.4 ppm Ag. A vein structure discovered in 2016 and chip sampled in 2018 returned 1m @ 477 ppm Ag, 9.29% Pb and 0.91% Zn. Soil sampling to the southeast of this structure has defined an anomaly over 300 by 500m of > 2 ppm Ag and up to 7.6 ppm Ag with associated anomalous Pb and Zn concentrations. The anomaly remains unexplored and unexplained.

The Veronica claim group partially lies within the Area of Interest surrounding the Tim Property, and as such, Silver North is obligated to offer the Veronica for inclusion within the Tim Option agreement between Silver North and Coeur. If Coeur agrees to include the Veronica claims, it will reimburse one half of Silver North’s acquisition costs.

Other Properties

Silver North has dropped the lease on the Twin Canyon gold property in southwest Colorado and will be transferring its claim holdings to the underlying vendors. Management was unsuccessful in finding a partner to move the project forward and felt that focussing on Silver North’s core assets is the most effective use of it capital resources.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).  Silver North also holds gold and base metal projects in Yukon Territory, Colorado and Nevada, and is actively seeking partners for them. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.